MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

September 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mega Matrix Inc.

Registration Statement on Form F-3 (No. 333-290026)

Request for Acceleration

Requested Date:	September 15, 2025
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, Mega Matrix Inc., hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-290026) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 15, 2025, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
Mega Matrix Inc.

By:	/s/ Carol Wang
Name:	Carol Wang,
Title:	Chief Financial Officer